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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1)(1)

                         DYNAMICS CORPORATION OF AMERICA
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                                (Name of issuer)

                      COMMON STOCK (VOTING), $.10 PAR VALUE
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                         (Title of class of securities)

                                   268039 10 4
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                                 (CUSIP number)

                             Warren G. Lichtenstein
                              750 Lexington Avenue
                            New York, New York 10022
                                 (212) 446-5217
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)
                                 March 13, 1997
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             (Date of event which requires filing of this statement) If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

                  Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 1 of 6 Pages)


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CUSIP NO. 268039 10 4                                    Page 2 of 6 pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                             STEEL PARTNERS II, L.P.
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                                         (b) / /
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     3         SEC USE ONLY

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     4         SOURCE OF FUNDS
                        PF
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
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     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        DELAWARE
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                       7          SOLE VOTING POWER

                                         90,500
 NUMBER OF      ----------------------------------------------------------------
   SHARES               8          SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                                  -0-
    EACH        ----------------------------------------------------------------
 REPORTING              9          SOLE DISPOSITIVE POWER
PERSON WITH
                                         90,500
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                                                     90,500
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                     2.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                        PN
================================================================================




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CUSIP NO. 268039 10 4                                    Page 3 of 6 pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                          STEEL PARTNERS SERVICES, LTD.
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                                         (b) / /
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     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                        OO
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
 -------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        NEW YORK
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                       7          SOLE VOTING POWER

                                         51,500
 NUMBER OF      ----------------------------------------------------------------
   SHARES               8          SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                                  -0-
    EACH        ----------------------------------------------------------------
 REPORTING              9          SOLE DISPOSITIVE POWER
PERSON WITH
                                         51,500
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                                                     51,500
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                     1.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                        CO
================================================================================



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-----------------------                           -----------------------------
CUSIP NO. 268039 10 4                                    Page 4 of 6 pages
-----------------------                           -----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                               WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
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     4         SOURCE OF FUNDS
                        PF, OO
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
 -------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        USA
--------------------------------------------------------------------------------
                       7          SOLE VOTING POWER

                                         142,000
 NUMBER OF      ----------------------------------------------------------------
   SHARES               8          SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                                  -0-
    EACH        ----------------------------------------------------------------
 REPORTING              9          SOLE DISPOSITIVE POWER
PERSON WITH
                                         142,000 (2)
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                                      142,000(2)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                              3.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON
                        IN
================================================================================

     (2) Includes 90,500 Shares owned by Steel Partners II, L.P. an entity controlled by Warren G. Lichtenstein and 51,500 Shares managed by Steel Partners Services, Ltd., an entity controlled by Warren G. Lichtenstein.


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CUSIP NO. 268039 10 4                                    Page 5 of 6 pages
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                                Amended Statement

          This Statement amends Item 5 of the Schedule 13D filed by Steel Partners II, L.P., a Delaware limited partnership ("Steel Partners II"), Steel Partners Services, Ltd., a New York corporation ("Services") and Warren G. Lichtenstein, with respect to shares (the "Shares") of the common stock (voting), par value $.10 per share ("Common Stock"), of Dynamics Corporation of America ("Issuer").

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 3,808,071 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Form 10-Q for the quarter ended September 30, 1996.

As of the close of business on March 13, 1997:

         Steel Partners II beneficially owns 90,500 Shares of Common Stock, constituting approximately 2.4% of the Shares outstanding and Services beneficially owns 51,500 Shares, constituting approximately 1.4% of the Shares outstanding. Mr. Lichtenstein beneficially owns 142,000 Shares, representing approximately 3.7% of the Shares outstanding, by virtue of his authority to vote and dispose of the 90,500 Shares owned by Steel Partners II and the 51,500 Shares managed by Services.

         (b) In the past sixty days, none of the Reporting Persons engaged in any transactions in the Issuer's common stock except that Steel Partners II sold 40,000 Shares on March 13, 1997 at $32.50 per share, and Steel Partners Services sold 40,000 Shares on March 13, 1997 at $32.50 per share.

         (c) The Reporting Presons ceased to be the beneficial owners of more than 5%of the Shares on March 13, 1997.





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CUSIP NO. 268039 10 4                                    Page 6 of 6 pages
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                                  SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: March 14, 1997                STEEL PARTNERS II, L.P.


                                     By:     Steel Partners, L.L.C.,
                                             General Partner


                                     By: /s/ Warren G. Lichtenstein
                                         --------------------------
                                             Warren G. Lichtenstein,
                                             Chief Executive Officer


                                     STEEL PARTNERS SERVICES, LTD.


                                     By: /s/ Warren G. Lichtenstein
                                         --------------------------
                                             Warren G. Lichtenstein,
                                             Chief Executive Officer

                                         /s/ Warren G. Lichtenstein
                                         --------------------------
                                             WARREN G. LICHTENSTEIN